Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated June 3, 2014

Preliminary Prospectus Supplements, each dated June 3, 2014

Registration Statement File No. 333-190388

THE LACLEDE GROUP, INC.

Concurrent Offerings of:

9,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

2,500,000 Equity Units

(Initially Consisting of 2,500,000 Corporate Units)

(the “Equity Units Offering” and, together with the Common Stock Offering, the “Offerings”)

Pricing Term Sheet dated

June 5, 2014

The information in this pricing term sheet relates to the Offerings and should be read together with (i) the preliminary prospectus supplement dated June 3, 2014 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated June 3, 2014 relating to the Equity Units Offering (the “Equity Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), in each case, including the documents incorporated by reference therein and the related base prospectus dated June 3, 2014, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-190388). Terms used but not defined herein, with respect to either Offering, have the meanings ascribed to them in the applicable Preliminary Prospectus Supplement.

Company	The Laclede Group, Inc., a Missouri corporation

Company Stock Ticker	New York Stock Exchange “LG”

Pricing Date	June 5, 2014

Trade Date	June 6, 2014

Closing Price of the Common Stock on June 5, 2014	$47.19 per share

Settlement Date	June 11, 2014

Registration Format	SEC Registered

Common Stock Offering

Title of Securities	Common Stock, par value $1.00 per share, of the Company (the “Common Stock”)

Number of Shares of Common Stock Offered	9,000,000 (or 10,350,000 if the underwriters of the Common Stock Offering exercise their option to purchase up to 1,350,000 additional shares of Common Stock in full)

Common Stock Public Offering Price	$46.25 per share of Common Stock

$416,250,000 in aggregate (or $478,687,500 if the underwriters of the Common Stock Offering exercise their option to purchase up to 1,350,000 additional shares of Common Stock in full)

Underwriting Discounts and Commissions

$1.71125 per share of Common Stock

$15,401,250.00 in aggregate (or $17,711,437.50 if the underwriters of the Common Stock Offering exercise their option to purchase up to 1,350,000 additional shares of Common Stock in full)

The underwriters of the Common Stock Offering propose to offer the shares of Common Stock to dealers at the Common Stock Public Offering Price less a concession not in excess of $1.02680 per share of Common Stock.

Estimated Net Proceeds to the Company from the Common Stock Offering

The Company estimates that it will receive net proceeds of approximately $400 million from the sale of Common Stock in the Common Stock Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $460 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full.

Book-Running Managers	Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers	J.P. Morgan Securities LLC RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated Edward D.Jones & Co., L.P. Moelis & Co. Samuel A. Ramirez & Company, Inc.

CUSIP for the Common Stock	505597 104

ISIN for the Common Stock	US5055971049

Equity Units Offering

Title of Securities	Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 2014 Series A 2.00% Remarketable Junior Subordinated Notes due 2022 to be issued by the Company (each being referred to as an “RSN”)

Number of Equity Units Offered	2,500,000 (or 2,875,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 375,000 additional Corporate Units in full)

Aggregate Offering Amount	$125,000,000 (or $143,750,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 375,000 additional Corporate Units in full)

Stated Amount per Equity Unit	$50.00

Corporate Unit Public Offering Price

$50.00 per Corporate Unit

$125,000,000 in aggregate (or $143,750,000 if the underwriters of the Equity Units Offering exercise their option to purchase up to 375,000 additional Corporate Units in full)

Underwriting Discounts and Commissions

$1.50 per Corporate Unit

$3,750,000 in aggregate (or $4,312,500 if the underwriters of the Equity Units Offering exercise their option to purchase up to 375,000 additional Corporate Units in full)

The underwriters of the Equity Units Offering propose to offer the Corporate Units to dealers at the Corporate Unit Public Offering Price less a concession not in excess of $0.90 per Corporate Unit.

Estimated Net Proceeds to the Company from the Equity Units Offering

The Company estimates that it will receive net proceeds of approximately $121 million from the sale of Corporate Units in the Equity Units Offering after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company estimates that it will receive net proceeds of approximately $139 million if the underwriters of the Equity Units Offering exercise their option to purchase additional Corporate Units in full.

Interest Rate on the RSNs	2.00% per year subject to the Company’s right to defer interest payments, as described in the Equity Units Preliminary Prospectus Supplement and subject to modification in connection with a successful remarketing

Deferred Interest on the RSNs	Deferred interest on the RSNs will bear interest at the interest rate applicable to the RSNs, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid

Contract Adjustment Payment Rate	4.75% per year or $2.375 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the Equity Units Preliminary Prospectus Supplement

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.75% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid

Total Distribution Rate on the Corporate Units	6.75% per annum

Reference Price	$46.25 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement)

Threshold Appreciation Price	$57.8125 (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which represents appreciation of 25% over the Reference Price

Minimum Settlement Rate	0.8649 shares of the Company’s common stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate	1.0811 shares of the Company’s common stock (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date	April 1, 2017 (or if such day is not a business day, the following business day)

RSN Maturity Date	April 1, 2022

Book-Running Managers	Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Manager	Stifel, Nicolaus & Company, Incorporated

No Listing	The Company does not intend to apply to list the Corporate Units on any securities exchange.

CUSIP for the Corporate Units	505597 500

ISIN for the Corporate Units	US5055975008

CUSIP for the Treasury Units	505597 609

ISIN for the Treasury Units	US5055976097

CUSIP for the RSNs	505597 AB0

ISIN for the RSNs	US505597AB04

Allocation of the Purchase Price	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Equity Units Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Equity Units Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20

Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 4,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Equity Units Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Equity Units Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Equity Units Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Equity Units Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Equity Units Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$10.00	$20.00	$30.00	$40.00	$45.00	$46.25	$50.00	$55.00	$57.81	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00
June 11, 2014	0.3896	0.1873	0.1160	0.0516	0.0108	0.0000	0.0491	0.1006	0.1257	0.1127	0.0724	0.0538	0.0445	0.0386	0.0341	0.0303
April 1, 2015	0.2742	0.1317	0.0826	0.0343	0.0052	0.0000	0.0334	0.0819	0.1056	0.0919	0.0527	0.0380	0.0316	0.0274	0.0242	0.0214
April 1, 2016	0.1392	0.0669	0.0427	0.0171	0.0000	0.0000	0.0148	0.0535	0.0734	0.0582	0.0254	0.0187	0.0160	0.0140	0.0123	0.0109
April 1, 2017	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Equity Units Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

• if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•   if the stock price is in excess of $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•   if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 4,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-190388). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the relevant Offering will arrange to send you the base prospectus and the relevant Preliminary Prospectus Supplement if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037; or Wells Fargo Securities, LLC at 800-326-5897.

This communication should be read in conjunction with the relevant Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying base prospectus.

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